Prudential Global Total Return Fund, Inc.
Annual period ending 10/31/2016
File No. 811-04661

SUB-ITEM 77-D
Policies with Respect to Security Investment


Effective as of October 1, 2016, the Fund's investment policy with respect to investments in lower-rated securities was changed, as further explained below:


Prior to October 1, 2016, the Fund could invest up to 50% of its total assets in lower-rated securities (including unrated securities that the investment subadviser determines are of comparable quality), also known as "junk" bonds. Effective October 1, 2016, the Fund may only invest up to 35% of its total assets in junk bonds and unrated securities, including unrated securities that the investment subadviser determines are of comparable quality to investment grade securities. All references to the investment limitation of 50% in lower rated and comparable unrated securities in the Summary Prospectus and Prospectus were deleted and replaced with an investment limitation of 35% in junk bonds and all unrated securities.